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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*
 ________________________________________________
Tribune Publishing Company
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title and Class of Securities)
89609W107
(CUSIP Number)

HEATH FREEMAN
ALDEN GLOBAL CAPITAL LLC
885 Third Avenue
New York, NY 10022
(212) 888-5500
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ◻.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP NO. 89609W107

1	NAME OF REPORTING PERSON Alden Global Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 11,544,213
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 11,544,213
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,544,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.6%
14	TYPE OF REPORTING PERSON IA, OO

Schedule 13D

CUSIP NO. 89609W107

1	NAME OF REPORTING PERSON Heath Freeman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 11,544,213
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 11,544,213
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,544,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.6%
14	TYPE OF REPORTING PERSON IN

Amendment No. 2 to Schedule 13D

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed by the undersigned (as amended, the “Schedule 13D”) on November 25, 2019, with the Securities and Exchange Commission (the “SEC”), as amended by Amendment No. 1 filed on December 2, 2019.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Purpose of Transaction.

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On July 1, 2020, Alden Global Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P. (together, the “Funds”) and Alden entered into an Amended and Restated Cooperation Agreement (the “Amended and Restated Cooperation Agreement”) with the Issuer regarding the membership and composition of the Board of Directors of the Issuer (the “Board”) and related matters. The Issuer and the Funds previously entered into a Cooperation Agreement, dated December 1, 2019, which expired by its terms on June 30, 2020.

The Amended and Restated Cooperation Agreement provides, among other things, that: (i) the Board will increase the size of the Board by one director and appoint Randall D. Smith, a founding member of Alden, to fill the resulting vacancy; and (ii) subject to certain conditions, the Board will nominate each of Dana Goldsmith Needleman, Christopher Minnetian, and Mr. Smith (or their successors, if applicable) for election to the Board at the Issuer’s 2021 annual meeting of stockholders (the “2021 Annual Meeting”), which will be held on or before June 15, 2021. In the event that the Funds’, together with their affiliates’, beneficial ownership of Shares falls below 10.0% of the Issuer’s then outstanding Shares at any time during the Cooperation Period (as defined below), the directors designated by the Funds shall immediately tender their resignation from the Board and all committees thereof and the Funds will no longer have director designation rights pursuant to the Amended and Restated Cooperation Agreement.  Pursuant to the Amended and Restated Cooperation Agreement, the Board increased the size of the Board by one director and appointed Mr. Smith to fill the resulting vacancy as a director of the Issuer.

Subject to certain exceptions, the Funds and their affialites will be subject to customary standstill restrictions until the earlier of June 16, 2021 and the first business day after the date of the conclusion of the 2021 Annual Meeting (the “Cooperation Period”), which such restrictions prohibit them from, among other things, (i) acquiring securities of the Issuer if any such acquisition would result in the Funds and their affiliates beneficially owning more than 33% of the outstanding Shares; (ii) soliciting proxies to vote any securities of the Issuer; (iii) forming or participating in a Section 13(d) group (other than with each other and each other’s respective affiliates) in connection with the Issuer’s voting securities; or (iv) otherwise acting alone, or in concert with others, to seek to control or knowingly influence the management, Board, or policies of the Issuer.
The prohibitions described in clause (i) above will terminate on the date that any person or Section 13(d) group, other than the Funds and their affiliates, acquires beneficial ownership of Shares that results in such person or Section 13(d) group beneficially owning 30% or more of the outstanding Shares,  and clauses (i), (ii), (iii) and (iv) above will terminate on the date (1) the Issuer executes a definitive agreement providing for the acquisition of a majority of the outstanding Shares or a majority of the consolidated assets of the Issuer and its subsidiaries or (2) 10 business days after commencement of a tender offer that, if consummated, would result in the offeror acquiring a majority of the outstanding Shares and the Board has not recommended against acceptance of such tender offer.

During the Cooperation Period, the Funds and their affiliates agreed pursuant to the Amended and Restated Cooperation Agreement to vote their Shares in favor of the election of any director not designated by the Funds and their affiliates (a “Company Director”) or any nominee designated by the Compensation, Nominating and Corporate Governance Committee of the Board and against the removal of any Company Director, in each case, at any meeting of the stockholders of the Issuer.
The Amended and Restated Cooperation Agreement is terminable by the Funds in the event that a person or group that beneficially owns more than 10% of the Shares (a “Related Party Investor”) (A) submits a valid stockholder proposal (other than a precatory proposal under Rule 14a-8) to bring any business at a meeting of the stockholders of the Issuer or (B) submits a valid notice of nomination to nominate one or more persons for election to the Board at a meeting of the stockholders of the Issuer.  In addition, the Funds may terminate the Amended and Restated Cooperation Agreement if the Issuer enters into a material agreement with a Related Party Investor, other than on terms no less favorable to the Issuer than would otherwise be obtainable through arms’-length negotiations with a bona fide third party (a “Related Party Agreement”), or amends a Related Party Agreement, other than on terms no less favorable to the Issuer than would otherwise be obtainable through arms’-length negotiations with a bona fide third party or (ii) amends any voting or standstill agreement with a Related Party Investor (other than to be more restrictive on such Related Party Investor).  Furthermore, the Amended and Restated Cooperation Agreement will terminate if the directors designated by the Funds and their affiliates are not nominated for election at, or are not elected at, the Issuer’s 2021 Annual Meeting.
The foregoing description of the Amended and Restated Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Cooperation Agreement, which is incorporated by reference as Exhibit 99.4, and is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced in the Schedule 13D, and any limitations imposed by the Amended and Restated Cooperation Agreement, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include, subject to limitations imposed by the Amended and Restated Cooperation Agreement: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated as follows:

The aggregate percentage of Shares reported as beneficially owned by each person named herein is based upon 36,566,659 Shares outstanding as of June 5, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 8, 2020.

A.	Alden

(a)	Alden, as the investment manager of the Funds, may be deemed the beneficial owner of the 11,544,213 Shares held directly by the Funds.

Percentage: 31.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 11,544,213
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 11,544,213

(c)	There have been no transactions in the Shares on behalf of the Funds during the 60 days prior to the date hereof.

B.	Mr. Freeman

(a)	Mr. Freeman, as the President of Alden, may be deemed the beneficial owner of the 11,544,213 Shares held directly by the Funds.

Percentage: 31.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 11,544,213
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 11,544,213

(c)	There have been no transactions in the Shares on behalf of the Funds during the 60 days prior to the date hereof.

(d)
The limited partners of (or investors in) each of the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective Funds in accordance with their respective limited partnership interests (or investment percentages) in their respective Funds.

	(e)	Not applicable.

Item 6.		Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 is incorporated herein by reference.

The Amended and Restated Cooperation Agreement is incorporated by reference as Exhibit 99.4 hereto and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

99.4
Amended and Restated Cooperation Agreement, dated as of July 1, 2020, by and among Alden Global Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Global Capital, LLC and Tribune Publishing Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Tribune Publishing Company with the SEC on July 2, 2020).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2020

Alden Global Capital LLC

By:	/s/ Heath Freeman
	Name:	Heath Freeman
	Title:	President

/s/ Heath Freeman
Heath Freeman